Filed by Stagwell Group LLC

pursuant to Rule 425 under the U.S. Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: MDC Partners, Inc.

Commission File No.: 001-13718

Date: March 9, 2021

FOURTH QUARTER & FULL YEAR 2020

EARNINGS CONFERENCE CALL

MARCH 9, 2021

THE STAGWELL GROUP

SKDKnickerbocker · National Research Group · CODE AND THEORY · FORWARDPMX · FINN · WYECOMM · STAGWELLTECH · The Harris Poll · Targeted Victory · Wolfgang · mmi · SCOUT · harrisx · OBSERVATORY · REPUTATION DEFENDER · ink · MULTIVIEW · SLOANE & COMPANY · MDC Partners

FORWARD LOOKING INFORMATION & OTHER INFORMATION

Cautionary Statement Regarding Forward-Looking Statements

The results included in this presentation are those of Stagwell Marketing Group LLC (the "Company," or "SMG"). Stagwell Media LP ("Stagwell Media), is a private equity fund that owns all interests in SMG through a wholly owned holding company named Stagwell Marketing Group Holdings LLC. Stagwell Media LP, which has entered into a definitive transaction agreement to combine its businesses with MDC Partners, Stagwell Marketing Group LLC and its businesses are managed by The Stagwell Group, a registered investment advisor.

This presentation contains forward-looking statements. The forward-looking statements included in this presentation have been prepared by, and are the responsibility of, Stagwell management. The independent auditors of Stagwell, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained within, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the forward-looking statements. Statements in this presentation that are not historical facts, and statements about the Company's beliefs and expectations, earnings (loss) guidance, recent business and economic trends, potential acquisitions, and estimates of amounts for redeemable noncontrolling interests and deferred acquisition consideration, constitute forward-looking statements. Words such as "estimates", "expects", "expectations", "contemplates", "will", "anticipates", "projects", "plans", "intends", "believes", "forecasts", "may", "should", and variations of such words or similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and are subject to change based on a number of factors, including those outlined below. Forward-looking statements speak only as of the date they are made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events, if any.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such risk factors include, but are not limited to, the following:

- risks associated with international, national and regional unfavorable economic conditions that could affect the Company or its clients, including as a result of the novel coronavirus pandemic ("COVID-19");
- the effects of the outbreak of COVID-19, including the measures to reduce its spread, and the impact on the economy and demand for our services, which may precipitate or exacerbate other risks and uncertainties;
- developments involving the proposed transaction with MDC to enter into a business combination with the Stagwell Marketing Group, LLC (the "Proposed Transaction"), the anticipated benefits of the Proposed Transaction; the likelihood of the Proposed Transaction being completed; the anticipated outcome of the Proposed Transaction; the tax impact of the Proposed Transaction on MDC and shareholders of MDC; the timing of the shareholder meeting to approve the Proposed Transaction (the "Special Meeting"); the shareholder approvals required for the Proposed Transaction; regulatory and stock exchange approval of the Proposed Transaction; and the timing of the implementation of the Proposed Transaction;
- the Company's ability to attract new clients and retain existing clients;
- reduction in client spending and changes in client advertising, marketing and corporate communications requirements;
- financial failure of the Company's clients;
- the Company's ability to retain and attract key employees;
- the Company's ability to achieve the full amount of its stated cost saving initiatives;
- the Company's implementation of strategic initiatives;
- the Company's ability to remain in compliance with its debt agreements and the Company's ability to finance its contingent payment obligations when due and payable, including but not limited to those relating to redeemable noncontrolling interests and deferred acquisition consideration;
- the successful completion and integration of acquisitions which complement and expand the Company's business capabilities; and
- foreign currency fluctuations.

Investors should carefully consider these risk factors, other risk factors described herein, and the additional risk factors outlined in more detail in MDC's Form S-4, filed with the Securities and Exchange Commission (the "SEC") on February 8, 2021 and accessible on the SEC's website at www.sec.gov.

Cautionary Statement Regarding Estimated Results

Stagwell plans to provide its audited financial results for the year ended December 31, 2020 in an amendment to MDC's previously filed registration statement on Form S-4. Stagwell provided its financial results for the year to date period ended September 30, 2020 and September 30, 2019, along with the annual audited financial results for the year ended December 31, 2019 and 2018 in MDC's previously filed registration statement on Form S-4. The quarterly results presented in these materials for the 2020 period are based on calculations or figures prepared internally, and have not been reviewed by Stagwell's independent auditor. Therefore the non-GAAP reconciliation tables and results with respect to the 2020 quarterly information in this press release are estimates only and are subject to revisions that could differ materially. For more information regarding factors that could cause actual results to differ from those described above, please see "Cautionary Statement Regarding Forward-Looking Statements".

FORWARD LOOKING INFORMATION & OTHER INFORMATION CON'T

No Offer or Solicitation

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that MDC or a newly-formed company ("New MDC") may file with the SEC in connection with the Proposed Transaction. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended. The Proposed Transaction and distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Additional Information and Where to Find It

In connection with the Proposed Transaction, MDC and New MDC filed with the SEC a registration statement on Form S-4 (the "Form S-4") that includes a proxy statement of MDC/prospectus (together with the Form S-4, the "Proxy Statement/Prospectus"). This communication is not a substitute for the Proxy Statement/Prospectus or any other document MDC may file with the SEC in connection with the Proposed Transaction. Once effective, MDC will mail the Proxy Statement/Prospectus to its shareholders in connection with the votes to approve certain matters in connection with the Proposed Transaction.

INVESTORS AND SECURITYHOLDERS OF MDC ARE URGED TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION IN ITS/THEIR ENTIRETY (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) OR ANY DOCUMENTS WHICH ARE INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain, free of charge, copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC, at the SEC's website at www.sec.gov. In addition, investors and securityholders are able to obtain free copies of the Proxy Statement/Prospectus and other relevant documents filed by MDC or New MDC with the SEC and from MDC's website at http://www.mdc-partners.com.

The URLs in this announcement are intended to be inactive textual references only. They are not intended to be active hyperlinks to websites. The information on such websites, even if it might be accessible through a hyperlink resulting from the URLs or referenced herein, is not and shall not be deemed to be incorporated into this announcement. No assurance or representation is given as to the suitability or reliability for any purpose whatsoever of any information on such websites.

Participants in the Solicitation

MDC, New MDC and their respective directors and executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from MDC's shareholders with respect to the approvals required to complete the Proposed Transaction. More detailed information regarding the identity of these potential participants, and any direct or indirect interests they may have in the Proposed Transaction, by security holdings or otherwise, is set forth in the Proxy Statement/Prospectus filed with the SEC. Information regarding MDC's directors and executive officers is set forth in the definitive proxy statement on Schedule 14A filed by MDC with the SEC on May 26, 2020 and in the Annual Report on Form 10-K filed by MDC with the SEC on March 5, 2020. Additional information regarding the interests of participants in the solicitation of proxies in respect of the Special Meeting is included in the Proxy Statement/Prospectus filed with the SEC. These documents are available to the shareholders of MDC free of charge from the SEC's website at www.sec.gov and from MDC's website at www.mdc-partners.com.

You must not construe the contents of this document as legal, tax, regulatory, financial, accounting or other advice, and you are urged to consult with your own advisors with respect to legal, tax, regulatory, financial, accounting and other consequences of the Proposed Transaction, the suitability of the Proposed Transaction for you and other relevant matters concerning the Proposed Transaction.

2020 FINANCIAL RESULTS
4TH QUARTER & FULL YEAR

FOURTH QUARTER & FULL YEAR 2020 FINANCIAL HIGHLIGHTS

GAAP Revenue Growth

- Q4 2020 GAAP revenue of $313.1 million reported quarter on quarter growth of $126.1 million, or 67.5%, compared to Q4 2019 of $187.0 million
- Q4 2020 GAAP revenue reported sequential growth of $85.0 million, or 37.3%, compared to Q3 2020 of $228.1 million
- Full Year 2020 GAAP revenue of $888.0 million grew $259.4 million, or 41.3%, compared to Full Year 2019 of $628.7 million

Net Revenue Growth[1]

- Q4 2020 net revenue of $199.2 million reported quarter on quarter growth of $42.2 million, or 26.9%, compared to Q4 2019 of $157.0 million
- Q4 2020 net revenue reported sequential growth of $46.3 million, or 30.3%, compared Q3 2020 of $152.9 million
- Full Year 2020 net revenue of $633.2 million grew $70.4 million, or 12.5%, compared to Full Year 2019 of $562.9 million

Adjusted EBITDA Growth[2]

- Q4 2020 adjusted EBITDA of $64.2 million reported quarter on quarter growth of $30.7 million, or 91.7%, compared to Q4 2019 of $33.5 million
- Q4 2020 adjusted EBITDA reported sequential growth of $27.1 million, or 73.0%, compared to Q3 2020 of $37.1 million
- Full Year 2020 adjusted EBITDA of $143.2 million grew $44.3 million, or 44.8%, compared to Full Year 2019 of $98.8 million

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 28

[2] – Refer to non-GAAP reconciliation of Adjusted EBITDA on slide 25, 26 and 27

FOURTH QUARTER 2020 FINANCIAL HIGHLIGHTS

Components of GAAP Revenue Growth

Q4 2020 GAAP revenue growth was $126.1 million, or 67.5%, and consisted of the following:

- Organic revenue growth of $111.9 million, or 59.9%
- Inorganic revenue contributed $13.8 million
- Foreign exchange benefit of $0.5 million

Components of Net Revenue Growth[1]

Q4 2020 net revenue growth was $42.2 million, or 26.9%, and consisted of the following:

- Organic revenue increased $28.6 million, or 18.2%
- Inorganic revenue contributed $13.2 million
- Foreign exchange benefit of $0.5 million

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 28

FULL YEAR 2020 REVENUE HIGHLIGHTS

Components of GAAP Revenue Growth

Full Year 2020 GAAP growth was $259.4 million, or 41.3%, and consisted of the following:

- Organic revenue growth of $182.7 million, or 29.1%
- Inorganic revenue contributed $76.1 million
- Foreign exchange benefit of $0.6 million

Components of Net Revenue Growth[1]

Full Year 2020 net revenue growth was $70.4 million, or 12.5%, and consisted of the following:

- Organic revenue growth of $3.3 million, or 0.6%
- Inorganic revenue contributed $66.5 million
- Foreign exchange benefit of $0.6 million

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 28

SUMMARY OF OPERATING PERFORMANCE
COMPARATIVE: 2020-Q4 VS 2019-Q4 AND FY 2020 VS FY 2019

	Three Months Ended December 31			Years Ended December 31		
(in thousands, except percentages)	2020 – Q4	2019 – Q4	% Change	2020	2019	% Change
Net Revenue[1]	$ 199,179	$ 156,938	26.9%	$ 633,231	$ 562,849	12.5%
Third-party direct costs	113,883	29,989	279.8%	254,801	65,817	287.1%
GAAP Revenue	**$ 313,062**	**$ 186,927**	**67.5%**	**$ 888,032**	**$ 628,666**	**41.3%**
Operating expenses:						
Cost of services sold	198,525	109,414	81.4%	571,588	376,280	51.9%
Office and general expenses	64,498	52,394	23.1%	191,679	175,962	8.9%
Depreciation and amortization	11,187	10,112	10.6%	41,025	35,729	14.8%
Total operating expenses	274,210	171,920	59.5%	804,292	587,971	36.8%
Operating income	38,852	15,007	158.9%	83,740	40,695	105.8%
Other expenses, net:						
Interest expense, net	(1,558)	(4,184)		(6,223)	(8,659)	
Other expense, net	(1,919)	(689)		(177)	(1,144)	
Income before taxes and equity in earnings (losses) of unconsolidated affiliates	**35,375**	**10,134**		**77,340**	**30,892**	
Provision for income taxes	(2,726)	(6,751)		(5,937)	(10,004)	
Income before equity in earnings (losses) of unconsolidated affiliates	**32,649**	**3,383**		**71,403**	**20,888**	
Equity in earnings (losses) of unconsolidated affiliates	51	32		58	(158)	
Net income	**32,700**	**3,415**		**71,461**	**20,730**	
Less: Net income attributable to noncontrolling interests	10,900	(137)		18,231	2,326	
Less: Net (loss) income attributable to redeemable noncontrolling interests	(429)	224		(3,126)	1,263	
Net income attributable to Stagwell Marketing Group's Member	**$ 22,229**	**$ 3,328**		**$ 56,356**	**$ 17,141**	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 28

GAAP REVENUE & NET REVENUE SUMMARY

(in thousands)	Quarter on Quarter Change (4th Quarter)		Year on Year Change	
GAAP REVENUE	Revenue	% Change	Revenue	% Change
DECEMBER 31, 2019	**$ 186,927**		**$ 628,666**	
Organic Revenue	111,902	59.9%	182,664	29.1%
Inorganic Revenue[1]	13,755	7.4%	76,123	12.1%
Foreign exchange impact	478	0.3%	579	0.1%
Total Change	**126,135**	**67.5%**	**259,366**	**41.3%**
December 31, 2020	**$ 313,062**		**$ 888,032**	

	Quarter on Quarter Change (4th Quarter)		Year on Year Change	
NET REVENUE[1]	Revenue	% Change	Revenue	% Change
DECEMBER 31, 2019	**$ 156,938**		**$ 562,849**	
Organic Revenue	28,577	18.2%	3,282	0.6%
Inorganic Revenue[1]	13,186	8.4%	66,521	11.8%
Foreign exchange impact	478	0.3%	579	0.1%
Total Change	**42,241**	**26.9%**	**70,382**	**12.5%**
December 31, 2020	**$ 199,179**		**$ 633,231**	

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

(1) – Refer to non-GAAP reconciliation of Inorganic Revenue and Net Revenue on slide 28

ADJUSTED EBITDA ANNUAL

(in thousands, except percentages)	Years ended December 31, 2018	2019	2020	2018 vs. 2019 % Change	2019 vs. 2020 % Change
Digital - Marketing	$ 24,550	$ 36,511	$ 44,866	48.7%	22.9%
Digital - Content	3,623	22,475	(46)	520.3%	(100.2)%
Research - Technology	13,950	14,553	11,796	4.3%	(18.9)%
Research - Corporate	7,379	8,739	6,653	18.4%	(23.9)%
Communications, Public Affairs and Advocacy	20,540	18,213	78,913	(11.3)%	333.3%
All Other	3,827	88	4,566	(97.7)%	5,088.6%
Corporate	(3,421)	(1,736)	(3,580)	49.3%	(106.2)%
Total Adjusted EBITDA[2]	**$ 70,448**	**$ 98,843**	**$ 143,168**	**40.3%**	**44.8%**
GAAP Revenue	**$ 426,428**	**$ 628,666**	**$ 888,032**		
Adjusted EBITDA margin on GAAP Revenue	16.5%	15.7%	16.1%		
Net Revenue[1]	**$ 395,505**	**$ 562,849**	**$ 633,231**		
Adjusted EBITDA margin on Net Revenue	17.8%	17.6%	22.6%		

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"
[1] – Refer to non-GAAP reconciliation of Net Revenue on slide 28
[2] – Refer to non-GAAP reconciliation of Adjusted EBITDA on slide 25 and 26

SUMMARY OF CASH FLOW
COMPARATIVE: 2020-Q4 vs 2019-Q4 AND FY 2020 vs FY 2019

Operating Cash as a % of Adjusted EBITDA: Fourth Quarter 2020 and 2019 was 70.0% and 83.6%, respectively; Full Year 2020 and 2019 was 96.4% and 65.6%, respectively.

Net cash used in investing activities included capital expenditures: Fourth Quarter 2020 and 2019 of $3,122 and $5,128, respectively; Full Year 2020 and 2019 of $12,099 and $12,472, respectively.

	Three Months Ended December 31		Years Ended December 31	
(in thousands, except percentages)	2020 – Q4	2019 – Q4	2020	2019
Net cash provided by operating activities	$ 44,896	$ 27,977	$ 138,080	$ 64,846
Net cash used in investing activities	(12,600)	(5,378)	(29,021)	(18,087)
Net cash used in financing activities	(36,441)	(3,258)	(80,141)	(35,019)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(876)	1,146	(321)	343
Net (decrease) increase in cash, cash equivalents and restricted cash	(5,021)	20,487	28,597	12,083
Cash, cash equivalents and restricted cash at the beginning of the period	97,478	43,373	63,860	51,777
Cash, cash equivalents and restricted cash at the end of the period	$ 92,457	$ 63,860	$ 92,457	$ 63,860
Supplemental cash flow information:				
Cash interest paid	$ (1,999)	$ (3,109)	$ (9,287)	$ (12,100)
Income taxes paid	(7,096)	(3,787)	(10,714)	(8,588)
Non-cash investing and financing activities:				
Acquisitions of business	-	(26,631)	(23,720)	(69,233)
Acquisitions of noncontrolling interest	-	(11,375)	-	(15,560)
Unrealized (loss) gain on investments	(132)	1,447	(5,156)	1,539
Non-cash contributions included in Stagwell Marketing Group Member's equity	10,637	39,555	93,880	71,240
Non-cash debt proceeds	-	-	-	18,000
Non-cash payment of deferred acquisition consideration	(113)	-	(64,435)	-

AVAILABLE LIQUIDITY[1]

(in thousands)	December 31, 2020	December 31, 2019
Commitment Under JPM Credit Facility	$ 325,000	$ 265,000
Drawn	201,636	159,916
Undrawn Letters of Credit	5,482	5,482
Undrawn Commitments Under JPM Credit Facility	117,882	99,602
Total Cash, Cash Equivalents and Restricted Cash	92,457	63,860
Liquidity	**$ 210,339**	**$ 163,462**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] Subject to available borrowings under the JPM Credit Facility.

DEBT PROFILE AS OF DECEMBER 31, 2020
BORROWING MATURITY SCHEDULE, COVENANT AND RATIOS

Covenant	December 31, 2020
Total Leverage Ratio [1]	1.30
Maximum per covenant	4.25
Minimum per covenant	1.00

Adjusted EBITDA Ratios		December 31, 2020		December 31, 2019
(in thousands, except ratios)				
Adjusted EBITDA	$	143,168	$	98,843
Total Debt / Adjusted EBITDA		1.42x		1.61x
Net Debt / Adjusted EBITDA		0.77x		0.97x
Debt				
Current portion of long-term debt	$	994	$	994
Borrowings under Revolver		201,636		158,460
Total Debt		**202,630**		**159,454**
Cash, cash equivalents and restricted cash		92,457		63,860
Net Indebtedness	$	**110,173**	$	**95,594**

Revolving Credit Facility as of December 31, 2020 [2] [3]


$325M
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
117,882
201,636
5,482
2020
2021
2022
2023
2024
Standby Letters of Credit
Maturity date of Revolver
Available facility on Revolver

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

[1] The leverage ratio is not based on generally accepted accounting principles and are not presented as alternatives measures of operating performance or liquidity. The ratio includes, among other things, pro forma adjustments for acquisitions, one-time charges, and other items, as defined in the JPM Credit Facility Agreement. They are presented here to demonstrate compliance with the covenants in the JPM Credit Facility Agreement, as non-compliance with such covenants could have a material adverse effect on the Company.

[2] Based on borrowings excludes Deferred Acquisition Consideration, which totaled $17,847 as of December 31, 2020.

[3] On November 13, 2020, the Company entered into a term loan agreement that provided the Company with a Delayed Draw Term Loan A in an aggregate principal amount of $90.0 million ("DD Term Loan A"). The DD Term Loan A will mature on November 13, 2023, provided that if the MDC Proposed Transaction is not consummated within thirty days of the draw of the DD Term Loan A, the maturity date will be thirty-one days after the draw. Proceeds of the borrowing under the DD Term Loan A will be used to partially fund a distribution by the Company prior to the closing of the Proposed MDC Transaction. Borrowing reported on the maturity schedule do not include the unfunded DD Term Loan A.

TOTAL NET OBLIGATIONS

(in thousands)	**December 31, 2020**
Net Indebtedness[(1)]	**$ 110,173**
Deferred Acquisition Consideration	17,847
Redeemable Non-Controlling Interest	604
Non-Redeemable Non-Controlling Interest	39,787
Investments	(14,256)
Total Other Obligations	**43,982**
Total Net Obligations	**$ 154,155**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

(1) Refer to non-GAAP reconciliation of Net Indebtedness on slide 11

GROWTH DRIVERS

STAGWELL PRO FORMA NET REVENUE GROWTH
COMPARING ON A LIKE-FOR-LIKE BASIS

AMOUNTS INCLUDE PRE-ACQUISITION & POST-ACQUISITION NET REVENUE

PRO FORMA NET REVENUE	2018 FY	2019 FY	2020 FY
Digital – Marketing	**227**	**262**	**253**
% growth		*16%*	*(3%)*
Digital – Content	**161**	**173**	**105**
% growth		*7%*	*(39%)*
Research – Technology	**56**	**58**	**55**
% growth		*3%*	*(4%)*
Research – Corporate	**53**	**52**	**54**
% growth		*(0%)*	*3%*
Communications, Public Affairs, and Advocacy	**86**	**83**	**163**
% growth		*(4%)*	*97%*
All Other	**34**	**33**	**43**
% growth		*(2%)*	*28%*
Corporate Eliminations	(0)	(12)	(18)
Total Stagwell	**616**	**650**	**656**
% growth		*5%*	*1%*

Note: For acquisitions acquired during the period reported, amounts reported above include pre-acquisition results sourced from certain third-party quality of earnings reports and previous audits, which were added to the post-acquisition results included in Stagwell's financial statements. Management believes this provides readers with a period-to-period comparison on a like-for-like basis.

STAGWELL PRO FORMA ADJUSTED EBITDA GROWTH
COMPARING ON A LIKE-FOR-LIKE BASIS
AMOUNTS INCLUDE PRE-ACQUISITION & POST-ACQUISITION PRO FORMA ADJUSTED EBITDA

PRO FORMA ADJUSTED EBITDA	2018 FY	2019 FY	2020 FY
Digital – Marketing	**33**	**45**	**49**
% margin	*15%*	*18%*	*21%*
Digital – Content	**21**	**25**	**(0)**
% margin	*13%*	*14%*	*(0%)*
Research – Technology	**14**	**15**	**12**
% margin	*25%*	*25%*	*21%*
Research – Corporate	**7**	**9**	**7**
% margin	*14%*	*17%*	*12%*
Communications, Public Affairs, and Advocacy	**31**	**22**	**79**
% margin	*37%*	*27%*	*49%*
All Other	**4**	**0**	**5**
% margin	*13%*	*0%*	*11%*
Corporate	(3)	(2)	(4)
Total Stagwell	**108**	**113**	**148**
% margin	*18%*	*17%*	*23%*

Note: For acquisitions acquired during the period reported, amounts reported above include pre-acquisition results sourced from certain third-party quality of earnings reports and previous audits, which were added to the post-acquisition results included in Stagwell's financial statements. Management believes this provides readers with a period-to-period comparison on a like-for-like basis.

TOTAL STAGWELL: ACCELERATING REVENUE WITH NEW ECONOMY LEADERS

aNG + Microsoft

ANNUAL REVENUE *($ in millions)*



105% CAGR
$9
2018 FY
$17
2019 FY
$37
2020 FY

DIGITAL TRANSFORMATION & PERFORMANCE MARKETING SEGMENT

SCALED DEVELOPMENT PLATFORM DRIVING INCREASED SHARE OF DIGITAL CONSULTING WORK

ENGINEERS ACROSS SEGMENT[1]

1.6X Engineer headcount Increase from 2018 – 2020A



260
340
420
2018
2019
2020

[1] Rounded to the nearest multiple of ten

DIGITAL TRANSFORMATION & PERFORMANCE MARKETING SEGMENT

HOLISTIC GLOBAL DIGITAL MEDIA PLATFORM WITH ACCELERATING GROWTH IN EMERGING MEDIUMS

~2X High-touch Martech Consulting Work in 2020 vs. 2019

MAKING INVESTMENTS IN MARKETPLACE PLATFORM CONSULTING

amazon Walmart ebay TARGET

GLOBAL SOCIAL MEDIA SPEND *($ in millions)*


26.2% CAGR
$48
$63
$97
2018 FY
2019 FY
2020 FY

ON TOP OF MORE THAN $1BN SEARCH ENGINE SPEND WITH

Google Baidu Bing Yandex

RESEARCH FOR TECHNOLOGY & ENTERTAIMENT SEGMENT

ACCELERATING REVENUE WITH OTT CONTENT PROVIDERS

OTT RESEARCH REVENUE *($ in millions)*

EXPECTED POST-COVID RECOVERY

of theatrical releases to accelerate studio revenue and overall segment growth in 2021



$6
2018 FY
$9
2019 FY
$17
2020 FY

MARKETING COMMUNICATIONS FOR PUBLIC AFFAIRS & CORPORATE COMMUNICATION SEGMENT

INCREASING SHARE IN GROWING DIGITAL POLITICAL FUNDRAISING

ONLINE FUNDRAISING *($ in millions)*


$75
2018 FY
$127
2019 FY
$729
2020 FY

DIGITAL PRODUCTS

NEW PRODUCTS BROUGHT TO MARKET TO ACCELERATE GROWTH

The Harris Poll

NEW SAAS PRODUCT

The Harris Poll Brand Platform is an automated brand tracking software generating new subscription revenue streams and expected to take share from legacy research businesses in 2021 and beyond.



STAGE

DRIVING EFFICIENCY AND VALUE

DATA AGGREGATION FOR THE DIGITAL WORLD

STAGE is an advanced data pipeline platform, enabling data management, interrogation and automation at scale.


ACCOUNT SNAPSHOT
BU SNAPSHOT
ACCOUNT DAILY DATA

CUE

BUILDING FOR A COOKIELESS FUTURE

CUE unlocks additional opportunities to monetize data from across the Stagwell Group, leveraging millions of survey results to build audiences for research and media buying clients.



NEW PRODUCTS BROUGHT TO MARKET TO ACCELERATE GROWTH

KOALIFYED

SEAMLESS INFLUENCER MANAGEMENT

Koalifyed is a comprehensive influencer marketing software that combines measurement, fraud detection and content, contract, and campaign management in one secure platform.



navigator

A DIGITAL INROAD TO TRAVELERS

Navigator is a proprietary, GDPR-safe platform that digitally targets the high-value traveler audience as they consider booking tickets or lodging.


Pre-flight
To airport
In destination
After flight

EXECUTIVE PRIVACY

MANAGING ONLINE PRIVACY

Stagwell's ExecutivePrivacy product scours the internet for exposed data including names, contact information, and addresses and opts users out of people-search sites.

+55% Bookings Growth in 2020

+79% New Customer Sales Growth in 2020

APPENDIX

ADJUSTED EBITDA
FULL YEAR RECONCILIATION BY SEGMENT

(in thousands)	2018 YTD	2019 YTD	2020 YTD
Digital – Marketing			
Operating income	$ 16,545	$ 23,977	$ 27,810
Depreciation and amortization	5,456	11,786	13,422
Deferred acquisition consideration adjustments	1,000	191	2,000
Other items, net	1,549	557	1,634
Adjusted EBITDA	**$ 24,550**	**$ 36,511**	**$ 44,866**
Digital - Content			
Operating income	$ (169)	$ 5,543	$ (13,990)
Depreciation and amortization	3,792	11,570	12,086
Deferred acquisition consideration adjustments	-	-	-
Other items, net	-	5,362	1,858
Adjusted EBITDA	**$ 3,623**	**$ 22,475**	**$ (46)**
Research - Technology			
Operating income	$ 12,185	$ 12,738	$ 9,367
Depreciation and amortization	1,765	1,815	2,429
Deferred acquisition consideration adjustments	-	-	-
Other items, net	-	-	-
Adjusted EBITDA	**$ 13,950**	**$ 14,553**	**$ 11,796**
Research - Corporate			
Operating income	$ 5,136	$ 6,064	$ 3,827
Depreciation and amortization	2,243	2,320	2,274
Deferred acquisition consideration adjustments	-	-	-
Other items, net	-	355	552
Adjusted EBITDA	**$ 7,739**	**$ 8,739**	**$ 6,653**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

ADJUSTED EBITDA
FULL YEAR RECONCILIATION BY SEGMENT

(in thousands)	2018 YTD	2019 YTD	2020 YTD
Communications, Public Affairs and Advocacy			
Operating income	$ (14,004)	$ (1,395)	$ 70,404
Depreciation and amortization	3,034	4,148	5,907
Deferred acquisition consideration adjustments	31,510	15,460	2,257
Other items, net	-	-	345
Adjusted EBITDA	**$ 20,540**	**$ 18,213**	**$ 78,913**
All Other			
Operating income	$ 2,685	$ (3,113)	$ 1,382
Depreciation and amortization	2,490	3,015	2,942
Deferred acquisition consideration adjustments	(4,182)	-	241
Other items, net	2,834	186	1
Adjusted EBITDA	**$ 3,827**	**$ 88**	**$ 4,566**
Corporate			
Operating income	$ (6,416)	$ (6,416)	$ (15,063)
Depreciation and amortization	2,995	1,075	1,965
Deferred acquisition consideration adjustments	-	-	-
Other items, net	-	3,605	9,518
Adjusted EBITDA	**$ (3,421)**	**$ (1,736)**	**$ (3,580)**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

ADJUSTED EBITDA
CONSOLIDATED RECONCILIATION

(in thousands, except percentages)	Three Months Ended December 31		Years Ended December 31		
	2019-Q4	2020-Q4	2018	2019	2020
Net income	$ 3,415	$ 32,700	$ 18,424	$ 20,730	$ 71,461
Income before equity in earnings (losses) of unconsolidated affiliates	(32)	(51)	(1,919)	158	(58)
Provision for income taxes	6,751	2,726	4,494	10,004	5,937
Other expense, net	689	1,919	(11,443)	1,144	177
Interest expense, net	4,184	1,558	6,406	8,659	6,223
Depreciation and amortization	10,112	11,187	21,775	35,729	41,025
Deferred acquisition consideration adjustments	6,405	3,253	28,327	15,652	4,497
Other items, net	1,948	10,883	4,384	6,767	13,906
Adjusted EBITDA	**$ 33,472**	**$ 64,175**	**$ 70,448**	**$ 98,843**	**$ 143,168**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

RECONCILIATIONS
INORGANIC GAAP REVENUE AND INORGANIC NET REVENUE

(in thousands)	2019 Q1	2019 Q2	2019 Q3	2019 Q4	2019 YTD	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 YTD
INORGANIC GAAP REVENUE										
GAAP revenue	$ 130,215	$ 155,086	$ 156,437	$ 186,928	**$ 628,666**	$ 184,543	$ 162,330	$ 228,097	$ 313,062	**$ 888,032**
Organic GAAP revenue for the period	(85,614)	(94,512)	(96,378)	(158,892)	**(435,395)**	(154,822)	(140,923)	(216,959)	(299,785)	**(812,488)**
Foreign exchange benefit (loss)	1,312	(804)	(541)	802	**769**	(847)	188	760	478	**579**
Inorganic GAAP Revenue	**$ 45,913**	**$ 59,770**	**$ 59,518**	**$ 28,838**	**$ 194,040**	**$ 28,874**	**$ 21,595**	**$ 11,898**	**$ 13,755**	**$ 76,123**
INORGANIC NET REVENUE										
GAAP revenue	$ 130,215	$ 155,086	$ 156,437	$ 186,928	**$ 628,666**	$ 184,543	$ 162,330	$ 228,097	$ 313,062	**$ 888,032**
Third party direct costs	(8,119)	(12,026)	(15,683)	(29,989)	**(65,817)**	(33,710)	(31,971)	(75,238)	(113,883)	**(254,801)**
Net revenue	122,096	143,060	140,754	156,939	**562,849**	150,833	130,359	152,859	199,179	**633,231**
Organic net revenue for the period	(88,769)	(96,791)	(95,544)	(137,507)	**(418,611)**	(125,733)	(112,795)	(142,289)	(186,472)	**(567,289)**
Foreign exchange impact	1,312	(804)	(541)	802	**769**	(847)	188	760	478	**579**
Inorganic Net Revenue	**$ 34,639**	**$ 45,465**	**$ 44,669**	**$ 20,234**	**$ 145,007**	**$ 24,253**	**$ 17,752**	**$ 11,330**	**$ 13,186**	**$ 66,521**

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

OTHER MISCELLANEOUS INFORMATION

	2019					2020				
(in thousands)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD
OTHER ITEMS, NET										
Acquisition-related expenses	$ 258	$ 4,252	$ 942	$ 1,001	$ 6,453	$ 657	$ 478	$ 461	$ 9,392	$ 10,988
Other non-recurring items	(65)	(46)	(65)	(65)	(241)	-	-	-	-	-
Other restructuring costs	21	137	(615)	1,012	555	470	865	94	1,490	2,919
Total other items, net	**$ 214**	**$ 4,343**	**$ 262**	**$ 1,948**	**$ 6,767**	**$ 1,127**	**$ 1,343**	**$ 555**	**$ 10,883**	**$ 13,907**
CASH INTEREST, NET & OTHER										
Cash interest paid	$ 2,323	$ 2,887	$ 3,832	$ 3,058	$ 12,100	$ 1,871	$ 2,619	$ 2,798	$ 1,999	$ 9,287
Interest income	495	338	274	377	1,484	317	225	232	234	1,008
Total cash interest, net & other	**$ 2,818**	**$ 3,225**	**$ 4,106**	**$ 3,435**	**$ 13,584**	**$ 2,188**	**$ 2,844**	**$ 3,030**	**$ 2,233**	**10,295**
CAPITAL EXPENDITURES, NET										
Capital expenditures	**$ 2,814**	**$ 2,585**	**$ 1,945**	**$ 5,128**	**$ 12,472**	**$ 2,663**	**$ 2,654**	**$ 3,660**	**$ 3,122**	**$ 12,099**
MISCELLANEOUS DISCLOSURES										
Net income attributable to noncontrolling interest	$ (23)	$ 569	$ 822	$ 958	$ 2,326	$ 1,138	$ 1,671	$ 4,522	$ 10,900	$ 18,231
Net income (loss) attributable to redeemable noncontrolling interest	(132)	534	636	225	1,263	(692)	(1,097)	(908)	(429)	(3,126)
Cash taxes	551	2,222	2,026	3,789	8,588	2,105	(795)	2,308	7,096	10,714

Note: See appendix – "DEFINITION OF NON-GAAP FINANCIAL MEASURES"

DEFINITION OF NON-GAAP FINANCIAL MEASURES

In addition to its reported results, Stagwell Marketing Group has included in this supplemental management presentation certain financial results that the Securities and Exchange Commission defines as "non-GAAP financial measures." Management believes that such non-GAAP financial measures, when read in conjunction with the Company's reported results, can provide useful supplemental information for investors analyzing period to period comparisons of the Company's results. Such non-GAAP financial measures include the following:

Net Revenue

GAAP Revenue adjusted to exclude certain third-party costs when the Company acts as principal for the services rendered in the client arrangement.

Inorganic Revenue

"Inorganic Revenue" consists of (i) for acquisitions during the current year, the revenue effect from such acquisitions as if the acquisition had been owned during the equivalent period in the prior year and (ii) for acquisitions during the previous year, the revenue effect from such acquisitions as if they had been owned during that entire year (or same period as the current reportable period), taking into account their respective pre-acquisition revenues for the applicable periods.

Organic Revenue

Organic revenue is calculated by subtracting both the foreign exchange and inorganic components from total revenue growth. "Organic revenue growth" and "organic revenue decline" refers to the positive or negative changes in revenue that were not attributable to the effects of foreign exchange or acquired run rate revenue from acquisitions, which is defined in the inorganic revenue definition above. The organic revenue growth (decline) component reflects the constant currency impact of (a) the change in revenue of the Company's Brands that have been held throughout each of the comparable periods presented, and (b) inorganic revenue.

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents Net income adjusted for (a) interest expense, (b) provision for income taxes, (c) depreciation and amortization, (d) other income (expenses), (e) equity in earnings (losses) of unconsolidated affiliates, (f) deferred acquisition consideration accretion expense, (g) acquisition-related expenses, which includes professional fees and the elimination of certain fair value adjustments incurred in connection with acquisitions, (h) other restructuring charges that are related to occupancy and headcount, and (i) other items, net which includes items such as severance expense and other restructuring expenses.

Net Indebtedness

Net Indebtedness is a non-GAAP financial measure that is defined as total debt less cash, cash equivalents and restricted cash.

Included in the Company's earnings release and supplemental management presentation are tables reconciling The Company's reported results to arrive at certain of these non-GAAP financial measures.